UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE PEPSI BOTTLING GROUP, INC.

(Name of the Issuer)

PEPSICO, INC.

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

THE PEPSI BOTTLING GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

713409100

(CUSIP Number of Class of Securities)

Thomas H. Tamoney, Jr. Senior Vice President, Deputy General Counsel and Assistant Secretary PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577 (914) 253-3623	Steven M. Rapp Senior Vice President, General Counsel and Secretary The Pepsi Bottling Group, Inc. 1 Pepsi Way Somers, New York 10589 (914) 767-7971

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

George R. Bason, Jr. Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Robert I. Townsend, III George F. Schoen Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if this is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$6,877,816,313	$383,782

(1)

Calculated solely for purposes of determining the filing fee. The transaction value is calculated based on the sum of (i)(x) $36.50 multiplied by (y) the maximum number of shares of outstanding common stock of The Pepsi Bottling Group, Inc. (“PBG”) exchangeable in the merger by stockholders other than PepsiCo or any of its subsidiaries multiplied by 50% (the portion of such shares that will be converted into the right to receive the cash consideration), (ii)(x) the average of the high and low sales prices of PBG common stock on The New York Stock Exchange on September 28, 2009 of $36.615 (the “Market Value”) multiplied by (y) the maximum number of shares of outstanding PBG common stock exchangeable in the merger by stockholders other than PepsiCo or any of its subsidiaries multiplied by 50% (the portion of such shares that will be converted into the right to receive the stock consideration) and (iii)(x) the Market Value multiplied by (y) the number of outstanding shares of PBG common stock and Class B common stock held by certain subsidiaries of PepsiCo exchangeable in the merger.

(2)	Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Fee Advisory #5 for Fiscal Year 2009, by multiplying the transaction value calculated in accordance with (1) above of $6,877,816,313 by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $383,782

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-162261).

Filing Party: PepsiCo, Inc.

Date Filed: October 1, 2009

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 13e-3 thereunder, by The Pepsi Bottling Group, Inc., a Delaware corporation (“PBG” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby), PepsiCo, Inc., a North Carolina corporation (“PepsiCo”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation and a wholly owned subsidiary of PepsiCo, Inc. (“Metro” and, together with PBG and PepsiCo, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger dated as of August 3, 2009, as amended from time to time (the “Merger Agreement”), among PBG, PepsiCo and Metro. Pursuant to the Merger Agreement, PBG will merge with and into Metro, with Metro continuing as the surviving corporation and a wholly owned subsidiary of PepsiCo (the “Merger”). As of the effective time of the Merger, holders of PBG outstanding common stock (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive, at their election, either 0.6432 shares of PepsiCo common stock or $36.50 in cash, without interest, per share of PBG common stock, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash. Subject to the proration provisions described in the preceding sentence, each share with respect to which a valid cash election is not made will be converted into the right to receive 0.6432 shares of PepsiCo common stock at the effective time of the Merger. Shares of PBG common stock and PBG Class B common stock held by PepsiCo and Metro will be cancelled and shares held by subsidiaries of PepsiCo (other than Metro) will be converted into the right to receive 0.6432 shares of PepsiCo common stock at the effective time of the Merger.

Concurrently with the filing of this Transaction Statement, PepsiCo is filing with the SEC Amendment No. 3 to its registration statement on Form S-4 (Registration No. 333-162261), which includes a proxy statement/prospectus of PBG and PepsiCo relating to the special meeting of the stockholders of PBG, at which stockholders of PBG will be asked to consider and vote upon the proposal to adopt the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the proxy statement/prospectus and the appendices thereto. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any Filing Person has been provided by such Filing Person and no Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1: Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary”

Item 2: Subject Company Information.

Item 1002 of Regulation M-A:

(a) Name and Address. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Information about PepsiCo, Metro and PBG”

•	“The Companies—PBG”

(b) Securities. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Special Meeting of Stockholders of PBG—Record Date; Shares Entitled to Vote; Quorum”

(c) Trading Market and Price. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Share Information and Dividends”

•	“Summary—Comparative Stock Prices and Dividends”

•	“Special Factors—Effects of the Merger on PBG—Public Stockholders”

•	“Special Factors—Effects of the Merger on PBG—Stock Exchange Delisting and Deregistration”

(d) Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Share Information and Dividends”

•	“Summary—Comparative Stock Prices and Dividends”

•	“Special Factors—Effects of the Merger on PBG—Public Stockholders”

•	“Special Factors—Plans for PBG”

(e) Prior Public Offerings. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Certain Information Concerning PepsiCo and Metro—Prior Public Offerings”

•	“Certain Information Concerning PBG—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Interest of Certain Persons in the Merger—PepsiCo and Metro”

•	“Certain Information Concerning PBG—Purchase of Equity Securities”

Item 3: Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. PepsiCo and Metro are affiliates of PBG because PepsiCo and certain of its subsidiaries (including Metro) collectively own approximately 32.2% of the outstanding shares of PBG common stock and 100% of the outstanding shares of PBG Class B common stock. These shareholdings of PepsiCo and its subsidiaries (including Metro) represent approximately 39.2% of the combined voting power of the outstanding shares of PBG common stock and PBG Class B common stock entitled to vote. Additionally, two employees of PepsiCo serve as directors on PBG’s board of directors. PBG is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Information about PepsiCo, Metro and PBG”

•	“The Companies”

•	“Directors and Executive Officers of PepsiCo and Metro”

•	“Directors and Executive Officers of PBG”

•	“Certain Information Concerning PepsiCo and Metro—Information Regarding Directors and Executive Officers”

•	“Certain Information Concerning PBG—Information Regarding Directors and Executive Officers”

Item 4: Terms of the Transaction.

Item 1004 of Regulation M-A:

(a) Material Terms.

(1) Tender offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary”

•	“Special Factors”

•	“The Merger Agreement”

•	“ Special Meeting of Stockholders of PBG—Vote Required; Abstentions and Broker Non-Votes”

•	“Comparative Rights of Stockholders”

•	Appendix A—Agreement and Plan of Merger

•	Appendix A-1—Waiver Letter from PepsiCo

(c) Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Election Procedure”

•	“The Merger Agreement—Proration”

•	“Interests of Certain Persons in the Merger”

(d) Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Merger”

•	“Summary—Appraisal Rights”

•	“ Special Meeting of Stockholders of PBG—Appraisal Rights”

•	“Special Factors—Appraisal Rights”

•	Appendix D—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Provisions For Unaffiliated Stockholders”

•	“Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger”

(f) Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Stock Market Listing”

•	“Description of PepsiCo Capital Stock—Stock Exchange Listing”

Item 5: Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Interests of Certain Persons in the Merger”

•	“Related Party Transactions”

•	“Security Ownership of Certain Beneficial Owners and Management of PBG”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Interests of Certain Persons in the Merger”

•	Appendix A—Agreement and Plan of Merger

•	Appendix A-1—Waiver Letter from PepsiCo

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Merger”

•	“Summary—Special Meeting of PBG Stockholders”

•	“Interests of Certain Persons in the Merger”

•	Appendix A—Agreement and Plan of Merger

•	Appendix A-1—Waiver Letter from PepsiCo

Item 6: Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b) – (c) Use of Securities Acquired; Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Special Factors—Background of the Merger”

•	“Special Factors—PepsiCo’s Reasons for, and Purpose of, the Merger”

•	“Special Factors—Effects of the Merger on PBG”

•	“Special Factors—Plans for PBG”

•	“The Merger Agreement—Structure of the Merger”

•	Appendix A—Agreement and Plan of Merger

•	Appendix A-1—Waiver Letter from PepsiCo

Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

Item 1013 of Regulation M-A:

(a) – (c) Purposes; Alternatives; Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—The PBG Board Recommends Stockholder Approval of the Merger”

•	“Summary—Position of PepsiCo and Metro Regarding Fairness of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger”

•	“Special Factors—PepsiCo’s Reasons for, and Purpose of, the Merger”

(d) Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—Material United States Federal Income Tax Consequences”

•	“Summary—Termination of the Merger Agreement”

•	“Special Factors—Effects of the Merger on PBG”

•	“Special Factors—Material United States Federal Income Tax Consequences”

•	“The Merger Agreement”

•	“Comparative Rights of Stockholders”

•	Appendix A—Agreement and Plan of Merger

•	Appendix A-1—Waiver Letter from PepsiCo

Item 8: Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—The PBG Board Recommends Stockholder Approval of the Merger”

•	“Summary—Position of PepsiCo and Metro Regarding Fairness of the Merger”

•	“Summary—Opinions of PBG’s Financial Advisors”

•	“Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger”

•	“Special Factors—Opinions of PBG’s Financial Advisors”

•	“Special Factors—PepsiCo’s Reasons for, and Purpose of, the Merger”

•	Appendix B—Opinion of Morgan Stanley & Co. Incorporated

•	Appendix C—Opinion of Perella Weinberg Partners LP

(c) Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—Special Meeting of PBG Stockholders”

•	“Summary—The PBG Board Recommends Stockholder Approval of the Merger”

•	“Summary—No PepsiCo Stockholder Approval”

•	“Summary—Completion of the Merger Is Subject to Certain Conditions”

•	“Special Meeting of Stockholders of PBG—Vote Required; Abstentions and Broker Non-Votes”

(d) – (e) Unaffiliated Representative; Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—The PBG Board Recommends Stockholder Approval of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinions of PBG’s Financial Advisors”

•	“Special Meeting of Stockholders of PBG—Board of Directors Recommendation”

•	“Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger”

•	Appendix B—Opinion of Morgan Stanley & Co. Incorporated

•	Appendix C—Opinion of Perella Weinberg Partners LP

(f) Other Offers. None.

Item 9: Reports, Opinions, Appraisals, and Negotiations.

Item 1015 of Regulation M-A:

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Opinions of PBG’s Financial Advisors”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Certain PBG Forecasts”

•	“Special Factors—Opinions of PBG’s Financial Advisors”

•	“Special Factors—Opinion of PepsiCo’s Financial Advisors”

•	Appendix B—Opinion of Morgan Stanley & Co. Incorporated

•	Appendix C—Opinion of Perella Weinberg Partners LP

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of PepsiCo or PBG, as applicable, during their regular business hours by any interested holder of common stock of PBG, and copies may be obtained by requesting them in writing or by telephone from PepsiCo or PBG, as applicable, at the addresses provided under the caption “Additional Information” in the proxy statement/prospectus, which is incorporated herein by reference.

Item 10: Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) – (b) Sources of Funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Financing”

•	“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses Relating to the Merger”

•	“Special Meeting of Stockholders of PBG—Solicitation of Proxies and Expenses”

(d) Borrowed Funds. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Financing of the Merger”

Item 11: Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a) – (b) Securities Ownership; Securities Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Interests of Certain Persons in the Merger”

•	“Special Meeting of Stockholders of PBG—Shares Held by PBG’s Directors and Executive Officers”

•	“Security Ownership of Certain Beneficial Owners and Management of PBG”

•	“Certain Information Concerning PBG—Purchase of Equity Securities”

Item 12: The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d) – (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—The PBG Board Recommends Stockholder Approval of the Merger”

•	“Summary—PBG’s Officers and Directors Have Some Interests in the Merger That Are Different than or in Addition to Their Interests as Stockholders”

•	“Special Meeting of Stockholders of PBG—Shares Held by PBG’s Directors and Executive Officers”

•	“Special Meeting of Stockholders of PBG—Board of Directors Recommendation”

•	“Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger”

•	“Interests of Certain Persons in the Merger”

Item 13: Financial Statements.

Item 1010 of Regulation M-A:

(a) – (b) Financial Information; Pro Forma Information. The information contained in the Consolidated Financial Statements included in PBG’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, Current Report on Form 8-K dated September 16, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009 are each incorporated herein by reference.

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Selected Consolidated Financial Data of PBG”

•	“Summary—Selected Unaudited Pro Forma Condensed Combined Financial Information”

•	“Summary—Comparative Per Share Data”

•	“Unaudited Pro Forma Condensed Combined Financial Information”

•	“Where You Can Find More Information”

Item 14: Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Special Meeting of Stockholders of PBG—Solicitation of Proxies and Expenses”

•	“Special Factors—Recommendation of the PBG Special Committee and the PBG Board as to Fairness of the Merger”

•	“Interests of Certain Persons in the Merger”

Item 15: Additional Information.

Item 1011(b) of Regulation M-A:

(b) Other Material Information. The information set forth in the proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16: Exhibits.

Exhibit Number	Description
(a)(i)	The proxy statement/prospectus of PepsiCo, Inc. and The Pepsi Bottling Group, Inc. incorporated herein by reference to Amendment No. 3 to Form S-4 filed by PepsiCo, Inc. on January 12, 2010 (Registration No. 333-162261), (the “proxy statement/prospectus”)

(a)(ii)	Joint Press Release issued by PepsiCo, Inc., The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc., dated August 4, 2009, incorporated herein by reference to Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009

(b)	Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009, incorporated herein by reference to Exhibit 99.2 to PepsiCo’s Current Report on Form 8-K filed August 4, 2009

(c)(i)	Fairness Opinion of Morgan Stanley & Co. Incorporated dated as of August 3, 2009, incorporated herein by reference to Appendix B of the proxy statement/prospectus

(c)(ii)	Fairness Opinion of Perella Weinberg Partners LP dated as of August 3, 2009, incorporated herein by reference to Appendix C of the proxy statement/prospectus

(c)(iii)	Fairness Opinion of Centerview Partners LLC dated August 3, 2009, incorporated herein by reference to Exhibit (c)(1) of the proxy statement/prospectus

(c)(iv)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 3, 2009, incorporated herein by reference to Exhibit (c)(2) of the proxy statement/prospectus

(c)(v)	January 4, 2009 Presentation to PepsiCo, Inc.’s Board of Directors, incorporated herein by reference to Exhibit (c)(3) of the proxy statement/prospectus

(c)(vi)	April 19, 2009 Presentation to PepsiCo, Inc.’s Board of Directors, incorporated herein by reference to Exhibit (c)(4) of the proxy statement/prospectus

(c)(vii)	August 3, 2009 Presentation to PepsiCo, Inc.’s Board of Directors, incorporated herein by reference to Exhibit (c)(5) of the proxy statement/prospectus

(c)(viii)	April 30, 2009 Discussion Materials of the Board of Directors of The Pepsi Bottling Group, Inc., incorporated herein by reference to Exhibit (c)(6) of the proxy statement/prospectus

(c)(ix)	August 3, 2009 Presentation to the Special Committee of the Board of Directors of The Pepsi Bottling Group, Inc., incorporated herein by reference to Exhibit (c)(7) of the proxy statement/prospectus

(c)(x)	August 3, 2009 Discussion Materials of the Board of Directors of The Pepsi Bottling Group, Inc., incorporated herein by reference to Exhibit (c)(8) of the proxy statement/prospectus

(d)(i)	Rights Agreement dated as of May 18, 2009, as amended as of August 3, 2009, between The Pepsi Bottling Group, Inc. and Mellon Investor Services LLC (incorporated by reference to The Pepsi Bottling Group, Inc.’s Current Reports on Form 8-K filed with the SEC on May 4, 2009, May 22, 2009 and August 4, 2009)

(d)(ii)	Agreement and Plan of Merger dated as of August 3, 2009 among The Pepsi Bottling Group, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc., incorporated by reference to Appendix A to the proxy statement/prospectus (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

(d)(iii)	Waiver Letter from PepsiCo, Inc. dated as of November 16, 2009, incorporated by reference to Appendix A-1 to the proxy statement/prospectus

(d)(iv)	Stipulation and Agreement of Compromise, Settlement, and Release dated November 20, 2009, incorporated by reference to Exhibit 99.8 of the proxy statement/prospectus

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix D of the proxy statement/prospectus

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: January 12, 2010

PEPSICO, INC.

By:	/s/ Indra K. Nooyi
	Name:	Indra K. Nooyi
	Title:	Chairman of the Board and Chief Executive Officer

Dated: January 12, 2010

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Secretary

Dated: January 12, 2010

THE PEPSI BOTTLING GROUP, INC.

By:	/s/ Eric J. Foss
	Name:	Eric J. Foss
	Title:	Chairman of the Board and Chief Executive Officer